HUNTINGTON INSURANCE

ATTN:                    Vicky Diehlman

440 POLARIS PKWY., #400

WESTERVILLE, OH 43082

INSURED:	VALUED ADVISERS TRUST
PRODUCT:	DFIBond
POLICY NO:	70437039
TRANSACTION:	ENDT

FEDERAL INSURANCE COMPANY
Endorsement No.:	DFI
Bond Number:	70437039

NAME OF ASSURED: VALUED ADVISERS TRUST

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.	BOND PERIOD:	from 12:01 a.m. on	September 22, 2015
		to 12:01 a.m. on	October 22, 2015

This Endorsement applies to loss discovered after 12:01 a.m. on September 22, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 21, 2015

Minutes Excerpt

VALUED ADVISERS TRUST

Meeting of the Board of Trustees

September 9, 2015

RESOLVED, that the Board, including a majority of the Trustees that are not “interested persons” (as defined in the Investment Company Act of 1940) (“Independent Trustees”), voting separately, hereby authorizes and approves the Directors and Officers/Errors and Omissions Insurance and Fidelity Bond coverage for the Trust in the amounts and on the terms presented at the meeting (the “Policy”), having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the Trust to which any covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Trust; and be it

FURTHER RESOLVED, that the Treasurer of the Trust or other officer occupying a similar position is designated as the person who shall make the filings and give the notices required by Rule 17g-1; and be it

FURTHER RESOLVED, that the premium on the Policy to be allocated to the Trust and each of the portfolios thereof, as presented at the meeting, is fair, reasonable and approved by a majority of Independent Trustees, taking all relevant factors into consideration, including but not limited to, the amount of the Policy and the amount of the premium for such Policy, the number of other parties named as insureds, the nature of the business activities of such other parties, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premiums allocated to the Trust is less than the premium each portfolio and investment advisory firm would have had to pay if it had provided and maintained a single policy; and be it

FURTHER RESOLVED, that the actions of the officers of the Trust in obtaining the Policy be, and the same hereby are, approved, ratified and confirmed.